UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of March, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date March 19, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

Monday, 17 March 2003

Coles Myer underlying half year profit up 28%1

  Underlying net profit after tax $272.4 million

- Up 28.2% on last year

  Full year profit guidance unchanged

  Food & Liquor underlying earnings2 up 11.3%

  Kmart and Target - excellent progress

  Myer Grace Bros recovery underway

  Strong balance sheet

  Interim dividend 13.5 cents

Coles Myer Ltd (CML) today announced underlying net profit after tax of $272.4 million for the half year ended 26 January 2003, up 28.2% on prior year. Sales rose by 5.5% to $13.8 billion.

Coles Myer Chief Executive Officer, John Fletcher, said the underlying result reflected margin expansion by the Food & Liquor Group and Kmart/Officeworks, Myer Grace Bros and Target, despite a very competitive market.

"Our Food & Liquor business has delivered strong interim earnings growth. The turnaround at Kmart and Target also continues to accelerate, with both brands reporting substantial earnings improvement over the period. The recovery signs at Myer Grace Bros continue to be encouraging," Mr Fletcher said.

"The balance sheet was further strengthened over the period, featuring improved stock quality and lower gearing. Higher stock turns were achieved by all our major businesses, with Group inventory flat despite a 5.5% sales increase."

"Operating cashflow was $624 million, with free cashflow of $239 million.

"We have further improved our underlying cost of doing business (CODB) to sales ratio, with a reduction across the group of 12 basis points2. This includes a substantial fall in the major non-food brands' combined CODB ratio of 93 basis points to 28.32%. After the significant savings achieved last year, well ahead of schedule, we are on track to exceed our $210 million target for FY2003. We continue to forecast total CODB savings of at least $300 million by the end of FY2004. Our focus on reducing costs has been on doing business better while we maintain our customer service levels in our brands.

"Our new heads of Supply Chain and IT are now identifying opportunities in their key functions. Our focus is on running our operations faster, cheaper and smarter," Mr Fletcher said.

"Overall this result demonstrates progress against strategy and the underlying strength of our business. We remain focussed on delighting our customers everyday, by offering the best service and the best range of the best products at the best prices," Mr Fletcher said.

CML is committed to the highest standards of international financial reporting. Therefore as foreshadowed in the 2002 Annual Report and at the Annual General Meeting, the Company has adopted new US guidance for the accounting of supplier promotional rebates. As a result of this policy change, a one-time, non-cash adjustment of $76.5 million was made to the interim earnings. Although not compulsory in Australia, we have introduced this policy because it represents global best practice. CML also complies with US standards in accordance with its listing on the NYSE.

After the one-off effect of the accounting policy changes, net profit after tax for the half year was $217.9 million.

Directors have declared a fully franked interim dividend of 13.5 cents per share.

RESULTS SUMMARY	2003	2002	Change
	26 weeks	26 weeks
	$m	$m
Sales[1]	13,845	13,119	5.5%
Underlying retail EBIT[2]	475.8	372.3	27.8%
% to Sales[2]	3.44%	2.84%
Food & Liquor Group	291.0	261.5	11.3%
% to Sales	3.51%	3.32%
Kmart, Officeworks, MGB, Target	192.3	119.9	60.5%
% to Sales	3.53%	2.32%
Emerging Businesses	(7.5)	(9.1)	17.6%
% to Sales	(7.5)%	(11.6)%
Exited businesses	(1.3)	2.5
Property	18.5	18.5
Unallocated costs	(55.6)	(50.0)
Underlying EBIT	437.4	343.3	27.4%
Net borrowing costs	(39.0)	(47.5)
Underlying net profit before tax	398.4	295.8	34.7%
Income tax expense on underlying profit	(126.0)	(83.3)
Underlying net profit after tax	272.4	212.5	28.2%
Accounting policy changes[3]
- Promotional rebates - relating to prior periods	(76.5)	-
- relating to H1 03	(13.0)	-
- Liquor licenses	5.0	-
- Logistics administration expenses	4.5	-
Associated income tax benefits	25.5	-
Net profit after tax	217.9	212.5	2.5%
Underlying[2] earnings per share (basic) (cents)	21.0	16.1
Earnings per share (basic) (cents)	16.4	16.1
Ordinary dividend per share	13.5	13.5
Underlying operating gross margin (%)[2]	27.41	26.95	46bp
- Food & Liquor	24.52	23.90	62bp
- Kmart, Officeworks, MGB, Target	31.85	31.58	27bp
Cost of doing business / sales (%)[2]	24.24	24.36	(12)bp
- Food & Liquor	21.02	20.58	44bp
- Kmart, Officeworks, MGB, Target	28.32	29.25	(93)bp
Return on investment (%)[4]	16.0	12.8
Operating cash flow	624.3	652.1
Free cashflow	238.8	379.6
Net debt/Net debt & equity (%)	14.2	20.4
Fixed charges cover (times)	2.4	2.1

1	Excludes the exited businesses of Myer Direct (sold Jan 2002) & Red Rooster (sold May 2002). Including these businesses, CML sales were: 2003 $13,845m, 2002 $13,273m representing sales growth of 4.3%.

2	Excluding exited businesses (Myer Direct: 2003 loss $0.7m, 2002 profit $2.4m; Red Rooster: 2003 loss $0.6m, 2002 profit $0.1m). Excluding accounting policy changes.

3	Refer page 8 for details.

4	Annualised underlying EBIT as a percentage of net assets employed.

RETAIL OPERATIONS

Food and Liquor Group

	2003	2002	Change
Sales ($m)	8,295	7,881	5.3%
Comparative store sales growth			1.3%
Underlying retail EBIT ($m)	291.0	261.5	11.3%
Underlying retail margin (%)	3.51	3.32	19bp
Net assets employed (NAE) ($m)	1,925	1,789

  Underlying retail EBIT up 11.3%1

  Efficiency gains drive margin improvement

  Totally price competitive

  Continued network expansion

The Food and Liquor Group (F&L), comprising Coles, Bi-Lo and Liquorland, reported a strong 11.3% increase in underlying retail EBIT over the half.

Alan Williams, Chief Operating Officer - Food and Liquor - said that despite intense competition, the business continued to expand margins and deliver double-digit profit growth in line with strategy.

"While we remain totally price competitive, our sales have been impacted by intensified fuel discounts in the market. Our continuing focus on efficiency initiatives, however, has underpinned and enabled strong growth in our bottom line," Mr Williams said.

The F&L underlying EBIT margin rose by 19 basis points to 3.51% over the half. This was driven by underlying gross margin expansion of 62 basis points to 24.52%, reflecting considerable gains in shrinkage and waste, reduced product cost and expansion of our high margin house-brands. These initiatives, together with reinvestment of the shareholder discount reduction, have enabled us to maintain and improve our price competitiveness for all customers.

While the lower than expected sales growth reduced our fixed cost leverage, our underlying cost base remains very competitive in the marketplace.

Mr Williams said that while the completion of a fuel offer was the Company's highest priority, the F&L Group was also focussed on a number of initiatives to further improve the customer offer and back office efficiencies. These included:

  Improved fresh offer with better quality, merchandising and service standards

  Reinforcement of Coles' and Bi-Lo's competitive price position:

  Expanding successful house-brands

  Consistently strong promotional offers

  Competitive everyday shelf pricing

  To be supported by new marketing program

  Raised customer service standards

  Continuing operational efficiencies - shrinkage, store administration, store fit-out costs

Mr Williams said the store expansion program was continuing to plan, with 17 new supermarkets opened during the half, in addition to 6 acquisitions. A further 21 openings were expected over the year.

Liquorland opened 32 new stores and two hotels in the half, with a further 27 stores to open in the second half. The Theo's acquisition in NSW would contribute a further 47 stores and four hotels in April 2003. Another 33 supermarkets and 5 liquor stores were refurbished during the first half.

Kmart and Officeworks
	2003	2002	Change
Sales ($m)	2,291	2,091	9.6%
Comparative store sales growth			7.7%
Underlying[5] retail EBIT ($m)	85.1	43.5	95.6%
Underlying retail margin (%)	3.71	2.08	163bp
NAE ($m)	794	793

Kmart and Officeworks reported a substantial 95.6% ($41.6 million) increase in combined underlying retail EBIT to $85.1 million, on strong sales growth of 9.6%.

"Our strong result is a direct reflection of the strategy we put in place last year to move Kmart to the leadership position in discount department store retailing," Kmart MD Hani Zayadi said.

"In line with strategy, significant margin improvement was driven by continued reduction in the cost of doing business and leveraging this against sales volume.

"Customers have responded positively to our offer of the best prices on wanted ranges and brands. We will continue to improve this offer and our store environment, underpinned by our 'Lowest price guarantee' and our 'Cutting the cost of living' marketing campaign.

"Kmart opened three new stores and three Garden Super Centres over the first six months, with a new Kmart store and Garden Super Centre scheduled to open in the second half," Mr Zayadi said.

Officeworks delivered another impressive performance. Officeworks MD Peter Scott said the business continued to strengthen its position as the number one choice for small businesses.

"Our margin expansion reflected strong sales growth, improved category mix and efficient business practices. The store rollout strategy is proceeding to plan, with the Officeworks network increasing by 4 stores over the half to 63 locations across Australia. A further 7 openings are expected in the second half. Our recent Viking acquisition, which included 7 Sands and McDougall stores, was completed on 3 January and is performing in line with expectations," Mr Scott said.

Myer Grace Bros & Megamart
	2003	2002	Change
Sales ($m)	1,741	1,764	(1.3)%
Comparative store sales growth			(1.4)%
Underlying[5] retail EBIT ($m)	38.9	36.4	6.9%
Underlying retail margin (%)	2.23	2.06	17bp
NAE ($m)	622	788

Myer Grace Bros (MGB), including Megamart, reported a 6.9% increase in underlying retail EBIT to $38.9 million.

"MGB's performance reflects encouraging progress in our turnaround program," MGB MD Dawn Robertson said.

"While the sales result was in line with our expectations, given the temporary closure of the Bondi store and shareholder discount reduction, the quality of our sales has shown solid improvement.

"The underlying retail margin increased by 17 basis points to 2.23%, reflecting better planning and execution in our merchandise management and marketing program, and more efficient capital investment.

"The quality of our inventory continued to improve, with stock levels down 8% on last year following successful summer clearance activity. Importantly, stock-turn increased by a strong 9.4% to 3.5 times over the half (H1 2002 3.2 times).

"We are looking forward to an improved winter season, which has been launched under our new 'my store' marketing program. The season will feature further range enhancements across our apparel, cosmetics and home offers, including the recently released Basque and Urbane private womenswear brands, which are already receiving a very good customer response.

"Improvements in service quality and in-store environment have also continued, resulting in positive customer feedback.

"We are committed to our strategic positioning, as we enter the second half of the year in a much stronger position than 2002. As a result, MGB is expected to report a profit for the full year.

"Megamart produced another year of strong sales growth, with the opening of our new stores in Auburn (Sydney) and Narre Warren (Melbourne). Megamart is a key part of MGB's plan to expand its share of the growing furniture and electrical markets," Ms Robertson said.

Target

	2003	2002	Change
Sales ($m)	1,418	1,305	8.7%
Comparative store sales growth			9.1%
Underlying[5] retail EBIT ($m)	68.3	40.0	70.8%
Underlying retail margin (%)	4.82	3.06	176bp
NAE ($m)	457	489

Target MD Larry Davis said that Target continued to make significant progress in its rebuild, reporting a 70.8% increase in underlying retail EBIT to $68.3 million on a sales lift of 8.7%.

"Target is clearly delivering on its strategy of on-trend, high quality ranges at very affordable prices. Customers have responded very well to our exciting offer, particularly in apparel and manchester, and the success of the '100% Happy' marketing campaign has exceeded our expectations," Mr Davis said.

"Target's underlying retail margin is the strongest in three years, having risen a substantial 176 basis points to 4.82%. Our merchandising improvements reflect better management of product cost and promotional program, combined with strong inventory control.

"Stock levels have fallen a further 8%, on top of the 26% reduction in H1 2002, and our stock-turn has increased from 3.3 times to 4.0 times.

"Our merchandise initiatives have been supported by much improved in-store execution. The stores are brighter, cleaner and better presented, improving the ease of shopping for our customers.

"While much has been achieved in Target's recovery program, we will continue to drive sales and margin growth through quickly identifying new merchandising trends, ongoing improvements to merchandise flow and cost efficiencies," Mr Davis said.

Emerging Businesses
	2003	2002	Change
Sales ($m)	114	85	33.9%
Underlying[5] retail EBIT ($m)	(7.5)	(9.1)	17.6%
NAE ($m)	28	23

Emerging Businesses reduced its underlying retail EBIT loss from $9.1 million to $7.5 million, through improved performances from Harris Technology and ColesOnline. Sales in the division, excluding the exited Myer Direct, increased by 33.9% over the half, led by continued strong growth in Harris Technology.

Following our agreement with Australia Post to provide pick, pack and delivery services for ColesOnline, we have recently strengthened our marketing activity for this business.

While the performance of the underlying businesses continues to improve, it is anticipated that costs will increase in the second half of FY2003 as we increase the marketing of the ColesOnline business.

PROPERTY AND Unallocated EBIT
$m	2003	2002
Unallocated and head office costs	(55.6)	(50.0)
Gain on sale of property	0.3	1.4
Property operating earnings	18.2	17.1
Property and Unallocated EBIT	(37.1)	(31.5)

Unallocated and head office costs rose by $5.6 million to $55.6 million, driven by:

  Additional costs associated with the Annual General Meeting in November 2002

  Restructuring and project costs

In the second half, unallocated and head office costs are expected to be in line with prior year. Excluding the one-off charges, full year unallocated and head office costs are anticipated to be mid-$90 million.

The total earnings contribution from property was in line with prior year at $18.5 million. Under fair value accounting, Sydney Central Plaza was revalued at period end, which was the key contributor to the increase in the property portfolio book value to $745 million (2002: $630 million).

Post balance date, Sydney Central Plaza was sold to Westfield Trust for $390 million. Due to the revaluation of the property, the profit on sale is not material. The funds will be used for the new store growth program, debt reduction and other strategic initiatives. Going forward, Property operating earnings will be reduced by the loss of income previously generated from the Sydney site, although interest savings from debt reduction will largely compensate.

Interest and Tax

Net borrowing costs decreased from $47.5m in 2002 to $39.0m, predominantly as a result of lower average net debt levels. In addition, Coles Myer received $1.5m (2002: $2.0m) in interest from the Coles Myer Employee Share Plan for the funding facility, first provided by the Company in 1994. Total interest income for the first half was $9.3m (2002: $7.9m).

Income tax expense on underlying profit of $126.0 million reflects an effective tax rate of 31.6%. The tax rate for the full year is expected to be in excess of 30%.

ACCOUNTING POLICY CHANGE - PROMOTIONAL REBATES

  Highest standards of reporting

  One-time adjustment

  Non-cash

As foreshadowed in our FY2002 annual accounts and the 2002 Annual General Meeting, CML has been reviewing its long established policy on the treatment of supplier promotional rebates. Under the previous policy, which many other Australian retailers continue to follow, the portion of supplier rebates that supported promotional activities was taken to income to offset product promotion costs, as and when the rebate became due and payable.

As anticipated, guidance was issued by the Emerging Issues Task Force in the US in late 2002 (EITF No. 02-16), whereby virtually all forms of rebates are treated as a reduction of inventory cost.

CML is committed to the highest standards of financial reporting and also complies with US requirements associated with its listing on the NYSE. In the absence of sufficient guidance from Australian GAAP or other international standards, CML is taking cognisance of the US guidance.

Under this guidance, virtually all forms of rebates (including those previously taken directly to income under earlier accounting guidance) are treated as a reduction in the cost of inventory, deferring recognition of the income to as and when the inventory is sold.

While US companies are allowed a transitional framework for implementation, Australian GAAP requires us to implement a policy change in full in the year in which the change is made. As a result, the following one-time, non-cash adjustments were made at the half year end to account for all stock on hand: inventory reduction of $76.5 million and a corresponding reduction in underlying profit before tax of $76.5 million.

If the policy change was applied to the movement between opening and closing inventory in the half year period, underlying profit before tax would have decreased by $13.0 million (H1 2002 equivalent $4.1 million).

ACCOUNTING POLICY CHANGE - LIQUOR LICENCE AMORTISATION

Liquor licences are considered to retain their value indefinitely. To bring our policy in line with other retailers, CML is no longer amortising liquor licences. The carrying value of liquor licences will be reassessed each reporting period and adjusted accordingly if there is any diminution in value. The non-cash change of policy increased EBIT in the first half by $5.0 million.

ACCOUNTING POLICY CHANGE - LOGISTICS ADMINISTRATION EXPENSES

Consistent with other logistics expenses, logistics administration expenses are now capitalised into stock and expensed as goods are sold. Previously, these costs were expensed as incurred. The one-time, non-cash change of policy increased EBIT in the first half by $4.5 million.

BALANCE SHEET
$m	2003	2002
Inventory	2,932.4	2,928.0
Trade creditors	(1,897.7)	(1,892.3)
Net investment in inventory	1,034.7	1,035.7
Other current net assets	206.5	170.9
Working capital	1,241.2	1,206.6
Intangible assets	361.3	348.1
Property, plant & equipment	3,579.9	3,488.2
Other net liabilities	(1,057.0)	(973.2)
Funds Employed	4,125.4	4,069.7
Net Tax Balances	90.0	82.5
Net assets employed	4,215.4	4,152.2
Net debt	(599.6)	(845.5)
Shareholders' funds	3,615.8	3,306.7

Net debt fell by 29% to $599.6 million, resulting in net debt to capital employed (net debt plus equity) down to 14.2% (2002: 20.4%). This arose from the improvement in trading results and working capital management.

Annualised ROI increased strongly to 16.0%, up from 12.8% in H1 2002.

Inventory was relatively flat, despite sales growth of 5.5%. This reflects higher stock turns and the continued improvement in the quality of the stock. In particular, total stock turn for the combined Kmart, Officeworks, MGB and Target businesses has increased by a substantial 12.5% since January 2002, from 3.2 times to 3.6 times.

Working Capital increased at a lower rate than sales, with a 3% increase to $1,241m.

Cash flow and capital expenditure
$m	2003	2002
Operating cash flow	624	652
Capex, acquisitions & investments	(385)	(272)
Free cash flow	239	380
Dividends paid	(136)	(135)
Share buy back	-	(2)
Net cash flow	103	243

Operating cash flow fell by $28 million to $624 million, primarily reflecting the lower improvement in working capital change relative to last year, when a $307 million improvement was generated by the targeted GM&A stock reductions. Notwithstanding this, improved operating earnings, lower interest and further working capital improvements contributed strongly.

Total capital expenditure of $385 million (2002: $272 million) reflects our strengthened new store program and the acquisition of Viking by Officeworks. As a result, free cash flow to was reduced to $239 million (2002: $380 million). Excluding acquisitions, underlying capital expenditure of approximately $800 million is expected for the full year.

OUTLOOK

Mr Fletcher reaffirmed the Group earnings guidance for FY2003 of underlying net profit after tax of $425 - 435 million.

"Group sales in the first 5 weeks of Q3 2003 rose by 5.6%, in line with expectations," Mr Fletcher said.

"We confirm our full year expectations of mid single digit sales growth for the Food & Liquor business, pending the commencement of a petrol offer for our customers. Finalising our petrol offer remains our highest priority and we are making good progress in this regard.

"We expect competition in all our markets to remain intense," Mr Fletcher said.

*/*/*

More information:

Media: Scott Whiffin 03 9829 5548

Analysts: Amanda Fischer 03 9829 4521

Half Year Report

Name of entity

COLES MYER LTD.

ABN or equivalent	Half yearly	Preliminary	Half year/financial year ended ('current
company reference	(tick)	final (tick)	period')

11 004 089 936	✓		26 weeks ended 26 January 2003

For announcement to the market
$M

Sales revenues from ordinary activities (item 1.1)			up	4.31%	to	13,844.9

Profit (loss) from ordinary activities after tax attributable to
members (item 1.12)			up	2.54%	to	217.9 (*)

Profit (loss) from extraordinary items after tax attributable to
members (item 2.5)			gain (loss)			NIL

Net profit (loss) for the period attributable to members (item
1.12)			up	2.54%	to	217.9 (*)

Dividends (distributions)				Amount per	Franked amount
				security	per security at
30% tax

Interim dividend (Half yearly report only - item 15.6)				13.5c		13.5c

Previous corresponding period (Half yearly report - item 15.7)				13.5c		13.5c

Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) (see item 15.2)				17 April 2003

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:
NIL

This Half yearly report is to be read in conjunction with the most recent annual financial report.

(*) Please note that profit after tax is after adjusting for the cumulative effect of the change in accounting for supplier promotional rebates. This adjustment of $76.5 million before tax relates to prior years. The previous corresponding period results have not been adjusted. Refer page 24 for full detail of accounting policy changes.

Condensed consolidated statement of financial performance

				Previous
		Current		corresponding
		period		period
		$M		$M

1.1	Sales	13,844.9		13,272.5
1.2	Cost of goods sold	(10,037.5)		(10,036.5)
1.3	Gross profit	3,807.4		3,236.0
1.4	Other revenue from operating activities	7.9		378.8
	Cumulative effect of change in accounting
	policy for supplier promotional rebates	(76.5)	*
1.5	Revenue from non-operating activities	121.6		154.9
1.6	Borrowing costs	(48.3)		(55.4)
1.7	Advertising expenses	(198.7)		(178.1)
1.8	Selling and occupancy expenses	(2,682.4)		(2,652.2)
1.9	Administrative expenses	(612.6)		(588.2)
1.10	Profit (loss) from ordinary activities before	318.4		295.8
	income tax expense
1.11	Income tax expense	(100.5)		(83.3)
1.12	Net profit for the period attributable to members	217.9		212.5

Non-owner transaction changes in equity

1.13	Net increase in asset revaluation reserve	86.6		2.8
1.14	Total transactions and adjustments recognised directly
	in equity	86.6		2.8
1.15	Total changes in equity other than those resulting
	from transactions with owners as owners	304.5		215.3

	Earnings per share

1.16	Basic earnings per share	16.4 cents		16.1 cents
1.17	Diluted earnings per share	16.7 cents		16.8 cents

*	Please note that profit after tax is after adjusting for the cumulative effect of the change in accounting
	for supplier promotional rebates. This adjustment of $76.5 million before tax relates to prior years.
	The previous corresponding period results have not been adjusted. Refer page 24 for full detail of
	accounting policy changes.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

			Previous
		Current	corresponding
		period	period
		$M	$M

1.18	Profit (loss) from ordinary activities after tax (item 1.12)	217.9	212.5
1.19	Less (plus) outside equity interests
1.20	Profit (loss) from ordinary activities after tax,
	attributable to members	217.9	212.5

Revenue and expenses from ordinary activities

			Previous
		Current	corresponding
		period	period
		$M	$M

1.21	Revenue from sales and operating activities	13,852.8	13,651.3
1.22	Interest revenue	9.3	7.9
1.23	Other revenue from non-operating activities	112.3	147.0
1.24	Depreciation and amortisation excluding amortisation
	of intangibles (see item 2.3 and 20.5)	(230.9)	(229.3)

Capitalised outlays

1.25	Interest costs capitalised in asset values
1.26	Outlays capitalised in intangibles (unless arising from
	an acquisition of a business)	18.7	24.7

			Previous
Consolidated retained profits		Current	corresponding
		period	period
		$M	$M
1.27	Retained profits at the beginning of the financial period	872.9	866.0
1.28	Net profit attributable to members (item 1.12)	217.9	212.5
1.29	Net transfers from (to) reserves
1.30	Net effect of adoption of revised accounting standard
	(amendments to AASB 1028 "Employee Benefits")	(9.7)
1.31	Net effect of adoption of new accounting standard
	(AASB 1044: "Provisions, Contingent Liabilities and
	Contingent Assets")	149.7
1.32	Dividends and other equity distributions paid or payable	(164.9)	(182.0)
1.33	Retained profits at end of financial period	1,065.9	896.5

Intangible and extraordinary items
Consolidated - current period

		Before tax	Related tax	Related outside	Amount (after tax)
				equity interests	attributable to
members
		$M	$M	$M	$M
2.1	Amortisation of goodwill	3.5			3.5
2.2	Amortisation of other intangibles	11.8	(3.5)		8.3
(Refer item 20.5 for change in
accounting estimate with respect
to liquor licenses)
2.3	Total amortisation of
	intangibles	15.3	(3.5)	NIL	11.8
2.4	Extraordinary items
2.5	Total extraordinary items	NIL	NIL	NIL	NIL

Comparison of half year profits
(Preliminary final report only)				Current	Previous
				year	year
				$M	$M

3.1	Consolidated profit from ordinary activities after
tax attributable to members reported for the 1st half
	year (item 1.12 in the half yearly report)			N/A	N/A

3.2	Consolidated profit (loss) from ordinary activities after			N/A	N/A
tax attributable to members for the 2nd half year

Condensed consolidated statement of financial position

			As shown in
		At end of	last annual	As in last half
		current period	report	yearly report
		$M	$M	$M
	Current assets
4.1	Cash assets	278.4	274.6	293.3
4.2	Receivables	882.7	887.1	560.7
4.3	Investments
4.4	Inventories	2,932.4	2,808.9	2,928.0
4.5	Tax assets
4.6	Other	33.8	53.2	74.9
4.7	Total current assets	4,127.3	4,023.8	3,856.9

	Non-current assets
4.8	Receivables	120.5	122.6	151.3
4.9	Investments	123.4	109.2	113.5
4.10	Inventories
4.11	Exploration and evaluation expenditure
	capitalised (see para .71 of AASB 1022)
4.12	Development properties (mining entities)
4.13	Other property, plant and equipment (net)	3,579.9	3,422.0	3,488.2
4.14	Intangibles (net)	361.3	315.7	348.1
4.15	Deferred tax assets	279.5	258.3	225.3
4.16	Other	30.1	37.8	40.1
4.17	Total non-current assets	4,494.7	4,265.6	4,366.5
4.18	Total assets	8,622.0	8,289.4	8,223.4

	Current liabilities
4.19	Payables	2,518.7	2,270.7	2,435.2
4.20	Interest bearing liabilities	18.6	15.3	19.7
4.21	Loans
4.22	Tax liabilities
4.23	Provisions (excluding tax liabilities)	507.2	640.6	705.2
4.24	Other
4.25	Total current liabilities	3,044.5	2,926.6	3,160.1

	Non-current liabilities
4.26	Payables
4.27	Interest bearing liabilities	1,452.4	1,552.8	1,375.2
4.28	Loans			1.1
4.29	Tax liabilities	203.7	249.5	214.7
4.30	Provisions (excluding tax liabilities)	254.1	204.3	115.5
4.31	Other	51.5	48.6	50.1
4.32	Total non-current liabilities	1,961.7	2,055.2	1,756.6
4.33	Total liabilities	5,006.2	4,981.8	4,916.7
4.34	Net assets	3,615.8	3,307.6	3,306.7

Condensed consolidated statement of financial position continued

As shown in
		At end of	last annual	As in last half
		current period	report	yearly report
	Equity	$M	$M	$M

4.35	Contributed equity	2,060.9	2,032.3	2,000.8
4.36	Reserves	489.0	402.4	409.4
4.37	Retained profits (accumulated losses)	1,065.9	872.9	896.5
4.38	Equity attributable to members of the
	parent entity	3,615.8	3,307.6	3,306.7
4.39	Outside equity interests in controlled
entities
4.40	Total equity	3,615.8	3,307.6	3,306.7

4.41	Preference capital included as part of 4.38	680.6	680.6	680.6

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised
Previous
			Current	corresponding
			period	period
			$M	$M
5.1	Opening balance
5.2	Expenditure incurred during current period
5.3	Expenditure written off during current period
5.4	Acquisitions, disposals, revaluation increments, etc.
5.5	Expenditure transferred to Development Properties
5.6	Closing balance as shown in the consolidated
	balance sheet (item 4.11)		NIL	NIL

Development properties
Previous
			Current	corresponding
			period	period
			$M	$M
6.1	Opening balance
6.2	Expenditure incurred during current period
6.3	Expenditure transferred from exploration and evaluation
6.4	Expenditure written off during current period
6.5	Acquisitions, disposals, revaluation increments, etc.
6.6	Expenditure transferred to mine properties
6.7	Closing balance as shown in the consolidated
	balance sheet (item 4.12)		NIL	NIL

Condensed consolidated statement of cash flows
			Previous
		Current	corresponding
		period	period
		$M	$M

	Cash flows related to operating activities
7.1	Receipts from customers (inclusive of goods and
	services tax)	14,879.1	14,271.7
7.2	Payments to suppliers and employees (inclusive of
	goods and services tax)	(14,086.1)	(13,453.5)
7.3	Cash distributions received from associated entities	2.9	2.8
7.4	Interest and other items of similar nature received	7.8	5.6
7.5	Interest and other costs of finance paid	(55.2)	(65.2)
7.6	Income taxes paid	(124.2)	(109.3)
7.7	Net operating cash flows	624.3	652.1

	Cash flows related to investing activities
7.8	Payment for purchases of property, plant and equipment	(305.3)	(250.8)
7.9	Proceeds from sale of property, plant and equipment	21.6	23.9
7.10	Payment for purchases of businesses and controlled
	entities (net of cash acquired)	(103.2)	(50.5)
7.11	Repayment of loan from other entities	5.7	7.3
7.12	Payment for purchases of investments	(3.7)	(2.4)
7.13	Payment for purchase of associated entity	(0.6)
7.14	Net investing cash flows	(385.5)	(272.5)

	Cash flows related to financing activities
7.15	Proceeds from issues of securities (shares, options, etc.)
7.16	Payment for shares bought back		(1.4)
7.17	Proceeds from borrowings	279.8	676.6
7.18	Repayment of borrowings	(377.5)	(951.9)
7.19	Dividends paid	(136.2)	(135.0)
7.20	Net financing cash flows	(233.9)	(411.7)

	Net increase/(decrease) in cash held	4.9	(32.1)
7.21	Cash at beginning of period (see Reconciliation of cash)	866.0	578.1
7.22	Exchange rate adjustments to item 7.21
7.23	Cash at end of period
	(see Reconciliation of cash)	870.9	546.0

Non-cash financing and investing activities

Coles Myer Ltd. issued ordinary shares under the Dividend Reinvestment Plan of $28.6 million (2002 $28.5 million).

During 2002, the CML Group disposed of its investment in Investment Funding Pty. Ltd., Label
Developments Pty. Ltd. and Power Investment Funding Pty. Ltd. for $NIL consideration.
Current receivables and loans decreased $115.3m and non-current receivables and loans decreased $17.2m on disposal.

Reconciliation of cash
			Previous
Reconciliation of cash at the end of the period (as		Current	corresponding
shown in the consolidated statement of cash flows) to		period	period
the related items in the accounts is as follows:		$M	$M

8.1	Cash on hand and at bank	278.4	293.3
8.2	Deposits at call	593.0	257.2
8.3	Bank overdraft	(0.5)	(4.5)
8.4	Other (provide details)
8.5	Total cash at end of period (item 7.23)	870.9	546.0

Other notes to the condensed financial statements

Ratios
	Profit before tax / revenue
9.1	Consolidated profit (loss) from ordinary activities before
	tax (item 1.10) as a percentage of sales revenue (item
	1.1)	2.3%	2.2%

	Profit after tax / equity interests
9.2	Consolidated net profit (loss) from ordinary activities
	after tax attributable to members (item 1.12) as a
	percentage of equity (similarly attributable) at the end of
	the period (item 4.38)	6.0%	6.4%

Earnings per security (EPS)

10.1	Refer Appendix A

NTA backing			Previous
		Current	corresponding
		period	period

11.1	Net tangible asset backing per ordinary security	$2.16	$1.93

Discontinuing operations

12.1	Discontinuing operations

NIL

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	NIL

13.2	Consolidated profit (loss) from ordinary activities and
extraordinary items after tax of the entity (or group of
entities) since the date in the current period on which
control was acquired
13.3	Date from which such profit has been calculated
13.4	Profit (loss) from ordinary activities and extraordinary
items after tax of the entity (or group of entities) for the whole of the previous corresponding period

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)		NIL

14.2	Consolidated profit (loss) from ordinary activities and extraordinary		$
items after tax of the entity (or group of entities) for the current period to the date of loss of control
14.3	Date to which the profit (loss) in item 14.2 has been calculated
14.4	Consolidated profit (loss) from ordinary activities and extraordinary		$
items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period
14.5	Contribution to consolidated profit (loss) from ordinary activities and		$
extraordinary items from sale of interest leading to loss of control

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable		12 May 2003

15.2	Record date to determine entitlements to the dividend
(distribution) (ie, on the basis of registrable transfers
	received up to 5.00 pm if paper based, or by "End of		17 April 2003
Day" if a proper SCH transfer)

15.3	If this is a final dividend, has it been declared?

Amount per security
			Amount per	Franked	Amount per
			security	amount per	security of
				security at 30%	foreign source
				tax	dividend

15.4		Not applicable to this Half yearly report

15.5		Not applicable to this Half yearly report

15.6	Interim dividend:	Current Year	13.5c	13.5c

15.7		Previous Year	13.5c	13.5c

Total dividend (distribution) per security (interim plus final)
(Preliminary final report only)
				Current year	Previous year

15.8		Ordinary securities		N/A	N/A
15.9		Preference securities		N/A	N/A

Half yearly report - interim dividend (distribution) on all securities

Previous
				Current	corresponding
				period	period
				$M	$M
15.10		Ordinary securities		0.0	159.3
15.11		Preference securities		0.0	22.7
15.12		Total		0.0	182.0

The dividend plan shown below is in operation.

A Shareholders' Dividend Reinvestment Plan is in operation.

The last date(s) for receipt of election notices for the dividend				17 April 2003

NIL

Details of aggregate share of profits (losses) of associates and joint venture entities
Previous
				Current	corresponding
				period	period
Group's share of associates' and joint venture entities':				$M	$M

16.1	Profit (loss) from ordinary activities before income tax
16.2	Income tax on ordinary activities
16.3	Profit (loss) from ordinary activities after income tax
16.4	Extraordinary items net of tax
16.5	Net profit (loss)
16.6	Outside equity interests
16.7	Share of net profit (loss) of associates and joint venture
	entities			NIL	NIL

Material interests in entities which are not controlled entities

Name of entity		Percentage of ownership
		interest held at end of period		Contribution to net profit (loss)
		or date of disposal		(item 1.12)
			Previous		Previous
		Current	corresponding	Current	corresponding
		period	period	period	period
		$M	$M	$M	$M

17.1	Equity accounted
associates and joint
venture entities

17.2	Total	NIL	NIL	NIL	NIL

17.3	Other material interests

17.4	Total	NIL	NIL	NIL	NIL

Segment Reporting

18.1	Refer Appendix B

Issued and quoted securities at end of current period

Category of securities		Total	Number	Issue price	Amount paid
		Number	Quoted	per security	up per
					security
				(cents)	(cents)

19.1	RESET CONVERTIBLE
	PREFERENCE SHARES
19.2	Balance 28 July 2002	7,000,000	7,000,000
19.3	Issued during the period
19.4	Balance 26 January 2003	7,000,000	7,000,000

19.5	ORDINARY SHARES
	-FULLY PAID
19.6	Balance 28 July 2002	1,184,579,882	1,184,579,882
19.7	Dividend Reinvestment
	Plan issue	4,727,522
19.8	Converted from partly paid
	shares	4,000
19.9	Balance 26 January 2003	1,189,311,404	1,184,579,882

19.10	PARTLY PAID ORDINARY
	SHARES
19.11	Balance 28 July 2002	128,000	NIL	200	1
19.12	Converted to ordinary
	shares	(4,000)	NIL
19.13	Balance 26 January 2003	124,000	NIL	200	1

19.14	OPTIONS			Exercise Price	Expiry Date
19.15	Balance 28 July 2002	37,670,000
19.16	Issued during the period	2,350,000	NIL	a	b
19.17	Exercised during the period
19.18	Expired during the period	(1,802,000)
19.19	Balance 26 January 2003	38,218,000	NIL

a	Exercise prices range from $5.88 to $8.32.
b	Expiry dates range from December 2006 to December 2007

Coles Myer Ltd. ordinary shares are listed on the New York Stock Exchange in the form of
American Depository Shares (ADS). Each ADS represents eight ordinary shares. An
American Depository Receipt is the certificate issued to the holder, and can represent any number of ADS. As at 26 January 2003, there were 728,319 (2002 674,041) ADS on issue.

Comments by directors

Basis of accounts preparation

20.1	This general purpose financial report for the interim half-year reporting period ended 26
January 2003 has been prepared in accordance with Accounting Standard AASB 1029
Interim Financial Reporting, other mandatory professional reporting requirements (Urgent
Issues Group Consensus Views), other authoritative pronouncements of the Australian
Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 28 July 2002 and any public announcements made by
Coles Myer Ltd. during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Except as stated in 20.5 below, the accounting policies adopted are consistent with those of the previous financial year. Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

20.2	Material factors affecting the revenues and expenses of the economic entity for the current period

Refer accompanying commentary and other public documents.

20.3	A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

On 10 March 2003, the company announced the sale of Sydney Central Plaza shopping centre to Westfield Trust for $390.0 million.

20.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

The consolidated franking balance of $143.9 million is after allowing for current tax payments, and franking credits the CML Group is prevented from distributing. It is expected that future tax payments within the CML Group will create sufficient franking credits to enable the payment of fully franked dividends for at least the subsequent year.

Comments by directors

Basis of accounts preparation (continued)

20.5	Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows:

Inventory Valuation

(a) Supplier Promotional Rebates

Effective 29 July 2002, the CML Group has revised its policy of accounting for supplier promotional rebates such that accounting for all forms of rebates is reflective of the guidance given by the recent Emerging Issues Task Force in the U.S. (EITF Issue
No. 02-16, " Accounting by a Customer (including a Reseller) for Certain Consideration
Received from a Vendor.")

Under this guidance, virtually all forms of rebates (including some which under previous accounting guidance were able to be taken directly to income) are treated as a reduction in the cost of inventory, deferring the recognition of the income to as and when the inventory is sold. The only exception is in limited circumstances in relation to the reimbursement of direct advertising costs incurred on behalf of the supplier.

On initial adoption of the change at 29 July 2002, the CML Group inventory decreased by $76.5 million (July 2001 $76.7 million). If the accounting policy had always been applied, the impact of the change would have been a decrease to profit before tax of $4.1 million for the half-year ended 27 January 2002 and $13.0 million for the half-year ended 26 January 2003.

Under the proposed international accounting standards coming into effect in 2005, voluntary changes to accounting policies such as this would be made by an adjustment to retained earnings, rather than through the Statement of Financial
Performance.

(b) Indirect Logistics Expenses

Effective 29 July 2002, the CML Group made a modification to its policy of recognising indirect costs of operating distribution centres as a component of the cost of inventory.
Previously, these indirect costs were expensed as incurred. The modification was made to improve the relevance and reliability of the information presented in the financial report and to further comply with AASB 1019 Inventories.

On initial adoption of the change at 28 July 2002, the CML Group's inventory increased by $4.5 million. For the half-year ended 26 January 2003, the change in accounting policy was an increase to the CML Group's profit before tax of $4.5 million.
Had this policy been applied for the previous corresponding period the effect would have been materially consistent.

Comments by directors

Basis of accounts preparation (continued)

20.5	Continued

Liquor Licenses

Effective 29 July 2002, the CML Group changed its accounting estimate with respect to the useful life of liquor licenses. The previous estimate recognised that liquor licenses had a useful life not exceeding twenty years.

The revised accounting estimate recognises that in all material respects, liquor licenses have an indefinite life as they have unlimited legal lives and are unlikely to become commercially obsolete.

As a consequence, no amortisation of liquor licenses has been charged for the period to 26 January 2003. Had a change in estimate of useful life not taken place, then an amount of $5.0 million relating to amortisation expense would have been charged in the half-year to 26 January 2003 ($4.8m charge for the half-year ended 27 January 2002).

20.6	Changes in contingent liabilities and contingent assets since the last annual report.

Contingent liabilities as at 26 January 2003 were $233.8m, a decrease of $11.9m since
28 July 2002, mainly associated with trading guarantees.

Additional disclosure for trusts

20.7	Number of units held by the management company or
	responsible entity or their related parties	Not Applicable

20.8	A statement of the fees and commissions payable to the
	management company or responsible entity.	Not Applicable

Identify:
- initial service charges
- management fees
- other fees

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place
Date
Time
Approximate date the annual report will be available

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative prouncements and Urgent Issues Group Consensus Views or other standards acceptable to the ASX.

	Identify other standards used		NONE

2	This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does give a true and fair view of the matters disclosed.

4	This report is based on accounts to which one of the following applies.

	The financial statements have	✓	The financial statements
	been audited.		have been subject to review.

	The financial statements are		The financial statements
	in the process of being		have not yet been audited or
	audited or subject to review.		reviewed.

5	If the audit report or review by the auditor is not attached, details of any qualifications will follow immediately they are available.

6	The entity has a formally constituted audit committee.

Sign here:	............................................................		Date: 17 March 2003
Company Secretary

Print name:	Kevin Elkington

Directors' Report

The directors present their report for the 26 weeks ended 26 January 2003.

Directors

The names of the directors in office at the date of this report are:

Richard (Rick) H. Allert, AM	Chairman
John E. Fletcher	Managing Director and Chief Executive Officer
Patricia (Patty) E. Akopiantz	Non-executive Director
Richard (Ric) M. Charlton, AM	Non-executive Director
William (Bill) P. Gurry, AO	Non-executive Director
Mark M. Leibler, AO	Non-executive Director
Helen A. Lynch, AM	Non-executive Director
Martyn K. Myer	Non-executive Director

The above directors each held office during and since the end of the period.
Rick Allert was appointed Chairman on 10 October 2002.

In addition, Solomon Lew and Stanley (Stan) D.M. Wallis retired as non-executive directors on
20 November 2002, Stan Wallis having stepped down as Chairman on 10 October 2002.

Review of operations

The results of the operations of the CML Group during the period are reviewed on pages 1 to 10.

Rounding of amounts

CML is a company of the kind referred to in the Australian Securities & Investments Commission
Class Order 98/0100 dated 10 July 1998. As a result, amounts in the accompanying financial report have, where appropriate, been rounded to the nearest one hundred thousand dollars except where otherwise indicated.

Directors' Declaration

The directors declare that the financial statements and the notes set out on pages 11 to 25:

a.	comply with the Accounting Standards and the Corporations Regulations 2001; and

b.	give a true and fair view of the CML Group's financial position at 26 January 2003 and its performance for the 26 weeks ended on that date.

The directors further declare that in their opinion there are reasonable grounds to believe that
CML will be able to pay its debts as and when they become due and payable.

This directors' report and declaration are made in accordance with a resolution of the directors.

Rick Allert	John Fletcher
Chairman	Managing Director and Chief Executive Officer
Melbourne, 17 March 2003

Earnings per share
	January
	(cents)
	2003	2002

Basic earnings per share	16.4	16.1
Diluted earnings per share	16.7	16.8

	Number	Number
Weighted average number of shares used as the demoninator	'000	'000
Weighted average number of shares used as the demoninator in calculating basic earnings per share	1,186,557	1,178,070

Weighted average number of ordinary shares and potential ordinary shares used as the demoninator in
calculating diluted earnings per share	1,301,401	1,266,596

Reconciliation of earnings used in calculating earnings per share	$'000	$'000
Basic earnings per share
Net profit	217,892	212,465
Dividends on preference shares	(22,750)	(22,750)
Earnings used in calculating basic earnings per share	195,142	189,715

Diluted earnings per share
Net profit	217,892	212,465
Earnings used in calculating diluted earnings per share	217,892	212,465

Segment Performance

SEGMENT REVENUE

		Previous
	Current	corresponding
	period	period
	$M	$M

Food & Liquor	8,299.3	8,342.5

Kmart & Officeworks	2,329.3	2,164.7

Myer Grace Bros and Megamart	1,756.7	1,833.0

Target	1,422.5	1,312.1

Emerging Businesses	108.8	136.0

Property and Unallocated	702.5	644.4

Eliminated on consolidation	(730.5)	(634.4)

Sub-total	13,888.6	13,798.3

Interest income (item 1.22)	9.3	7.9

Total Revenue	13,897.9	13,806.2

SEGMENT RESULT

		Previous
	Current	corresponding
	period	period
	$M	$M

Food & Liquor	246.7	261.6

Kmart & Officeworks	67.8	43.5

Myer Grace Bros and Megamart	26.2	36.4

Target	62.0	40.0

Emerging Businesses	(8.2)	(6.7)

Property and Unallocated	(37.1)	(31.5)

Sub-total	357.4	343.3

Net borrowing costs	(39.0)	(47.5)

Profit before tax	318.4	295.8

Please note that the Segment Performance results are after adjusting for the accounting policy changes as detailed on page 24.

Independent review report to the members of

Coles Myer Ltd.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report, comprising pages 10 to 24 of the half yearly report included in the attached Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules and the directors' declaration attached thereto is not presented in accordance with :

  the Corporations Act 2001 in Australia, including giving a true and fair view of the financial position of the Coles Myer Ltd. Group as at 26 January 2003 and of its performance for the 26 weeks ended on that date
  Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules.

This statement must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report - responsibility and content

The preparation of the financial report for the 26 weeks ended 26 January 2003 is the responsibility of the directors of Coles Myer Ltd. It includes the financial statements for the Coles Myer Ltd. Group (the Group), which incorporates Coles Myer Ltd. (the Company) and the entities it controlled during the 26 weeks ended 26 January 2003.

The auditor's role and work

We conducted an independent review of the financial report in order for the Company to lodge the financial report with the Australian Securities & Investments Commission and the ASX. Our role was to conduct the review in accordance with Australian Auditing Standards applicable to review engagements. Our review did not involve an analysis of the prudence of business decisions made by the directors or management.

This review was performed in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report does not present fairly a view in accordance with the Corporations Act 2001, Accounting Standard AASB 1029: Interim Financial Reporting and other mandatory professional reporting requirements in Australia, the Corporations Regulations 2001 and ASX Listing Rules relating to half yearly financial reports, which is consistent with our understanding of the Group's financial position, and its performance as represented by the results of its operations and cash flows.

The review procedures performed were limited primarily to:

  inquiries of company personnel of certain internal controls, transactions and individual items analytical procedures applied to financial data.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit, and accordingly, we do not express an audit opinion.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001 and the Auditing and Assurance Standards Board.

In addition to our statutory audit and review work, we were engaged to undertake other services for the Group. In our opinion the provision of these services has not impaired our independence.

PricewaterhouseCoopers

Dale McKee Melbourne

Partner 17 March 2003